April 3, 2018

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Jay Williamson

100 F Street, N.E.

Washington, DC 20549

Re:	N-14 for American Pension Investors Trust (the “Registrant” or “Trust”) (SEC File No. 333-222854)

Dear Mr. Williamson:

Below please find our responses to comments, which were provided orally by Mr. Jay Williamson on April 2, 2018 on the Registrant’s Pre-Effective Amendment 3 (“PEA No. 3”) to its Registration Statement on Form N-14 (“Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 29, 2018, (accession number 0001193125-18-102243). The Registrant expects to request acceleration of this filing as soon as possible, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”).

Comment 1. In your response dated March 29, 2018, please confirm that for Comment 11 the disclosure will be revised to disclose any material distributions associated with the transaction.

Response: As described in our response dated March 29, 2018, as of March 16, 2018, the estimated long-term capital gain distribution amount was $238,607, $1.21 on a per share basis and 4.70% of the Poplar Outlier Fund’s net asset value. The estimated income distribution is $0. The long-term capital gain distribution will be disclosed in the N-14 materials.

Comment 2. In the Fee Table, a footnote was added describing the fee waiver and expense reimbursement for Poplar Outliers Fund. Consistent with for N-1A requirements, we do not permit fee table reductions unless the agreement will be in place for one year from the effectiveness date. Please revise as appropriate.

Response: Poplar Forest Capital, LLC has contractually agreed to extend the management fee waiver and expense reimbursement for the Poplar Outliers Fund through April 30, 2019. We have revised the Fee table accordingly.

If you have any additional questions, or need additional information, please contact me at 513.869.4262.

Sincerely,

/s/ Maggie Bull

Maggie Bull

Ultimus Fund Solutions, LLC | 225 Pictoria Drive, Suite 450 | Cincinnati, OH 45246 | 513.587.3400 | fax 513.587.3450

www.ultimusfundsolutions.com

AMERICAN PENSION INVESTORS TRUST

2303 Yorktown Avenue

Lynchburg, VA 24501

April 3, 2018

EDGAR CORRESPONDENCE

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attention: Mr. Jay Williamson

Re:	American Pension Investors Trust (the “Registrant” or “Trust”) (SEC File No. 333-222854)

Dear Mr. Williamson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests the acceleration of the effective date of the registration statement on Form N-14A, filed March 29, 2018, in respect of its series, Yorktown Mid Cap Fund, to April 4, 2018, or as soon thereafter as practicable.

Sincerely,

AMERICAN PENSION INVESTORS TRUST

/s/ Maggie Bull

Maggie Bull

Secretary

UNIFIED FINANCIAL SECURITIES, INC.

/s/ Kurt B. Krebs

Kurt B. Krebs

President